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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel

May 13, 2021

Re:	VG Acquisition Corp.

Registration Statement on Form S-4

Submitted March 26, 2021

CIK 0001804591

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Sir or Madam,

On behalf of our client, VG Acquisition Corp., a Cayman Islands exempted company (the “Company” or “VGAC”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment 1 to the Company’s Registration Statement on Form S-4 (“Amendment No. 1”) contained in the Staff’s letter dated May 12, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this response letter. Amendment No. 2 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 2 and marked copies of Amendment No. 2 showing the changes to Amendment No. 1 submitted on May 5, 2021.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments, as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 1 to the Registration Statement on Form S-4, Filed May 5, 2021

Summary

Recent Developments, page 18

1.

In order to provide a more balanced presentation, please revise your presentation of Preliminary Financial Results for the Fiscal Year Ended March 31, 2021 to also disclose your estimated expenses and net income/loss for the period in addition to your current presentation of estimated, unaudited revenues.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 19 of Amendment No. 2.

Office of Life Sciences
U.S. Securities and Exchange Commission	2	May 13, 2021

Risk Factors

23andMe’s ability to use its net operating loss carryforwards may be subject to limitations, page 41

2.

We note your response to our prior comment number 2. Please revise to include the language deleted from page 44 concerning the specific risk this offering poses to 23andMe with respect to its carryforwards, or advise.

Response:

The Company has revised the disclosure on page 42 of Amendment No. 2 to include the language deleted from page 44 of the Registration Statement on Form S-4 filed on March 26, 2021 concerning the specific risk this offering poses to 23andMe with respect to its carryforwards.

Business

Our Market Opportunity, page 220

3.

We note your response to our prior comment number 7, which we reissue in part. Please provide additional disclosure following the table to further identify the specific indications for each of the 5 general indications listed under “early-stage programs” in the pipeline table on page 224. Alternatively, delete the number of separate immuno-oncology, cardiovascular/metabolic, immunology, neurology and gynecology and infectious disease indications in preclinical development.

Response:

The Company acknowledges the Staff’s comment and in response has deleted the number of separate immuno-oncology, cardiovascular/metabolic, immunology, neurology and gynecology and infectious disease indications in preclinical development on page 224 of Amendment No. 2.

Exhibits

4.	Please file the promissory note issued to the Sponsor as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has filed the promissory note issued to the Sponsor as exhibit 10.21 to Amendment No. 2.

Please do not hesitate to contact me at (212) 450-4736, (212) 701-5736 (fax) or lee.hochbaum@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Office of Finance
U.S. Securities and Exchange Commission	3	May 13, 2021

Very truly yours,

Lee Hochbaum

cc:	Via E-mail

Evan Lovell, Director and Chief Financial Officer, VG Acquisition Corp.

James Cahillane, General Counsel and Corporate Secretary, VG Acquisition Corp.

Marlee S. Myers, Morgan, Lewis & Bockius, LLP

Howard A. Kenny, Morgan, Lewis & Bockius, LLP

Celia A. Soehner, Morgan, Lewis & Bockius, LLP